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                                                                   Phil E. Ruben
                                                                  (312) 476-7170
                                                              PRUBEN@LPLEGAL.COM
                                                                  Chicago Office


May 3, 2005

VIA FACSIMILE:  (202) 942-9648
------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Judicial Plaza
450 Fifth Street
Washington, D.C. 20549-0404

Attention:        David Ritenour
                  Special Counsel

RE:      VOYAGER ONE, INC. FORM SB-2
         WITHDRAWAL OF ACCELERATION REQUEST
         FILE NUMBER: 333-123702


Dear Mr. Ritenour:

We understand that Voyager One will be required to restate its financial statements which were a part of their most recently filed Form 10-K and accompanied their recently filed registration statement on Form SB-2. This has come to light following discussions among Voyager One's auditors, officers of Voyager One and SEC staff accountants. Accordingly, we hereby respectfully request that our acceleration request contained in our letter dated April 28, 2005 be withdrawn. Shortly, we intend to file Amendment No. 2 to the registration statement, which will contain changes reflecting discussions with the staff over the last two weeks. Thereafter, we intend to file a new acceleration request.

Should you have any questions, please call.

Very truly yours,


/s/ Phil E. Ruben
Phil E. Ruben